As filed with the Securities and Exchange Commission on November 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MARTI TECHNOLOGIES, INC.
(Name of Subject Company (Issuer))

MARTI TECHNOLOGIES, INC. (Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Warrants exercisable for Class A ordinary shares at an exercise price of $11.50 per share
(Title of Class of Securities)

573134111
(CUSIP Number of Class of Securities)

Oguz Alper Öktem
Chief Executive Officer
MARTI TECHNOLOGIES, INC.
Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Turkiye
+0 (850) 308 34 19

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With copies to:

Oguz Alper Öktem Chief Executive Officer Marti Technologies, Inc. Buyukdere Cd. No:237 Maslak, 34485 Sariyer/Istanbul, Turkiye +0 (850) 308 34 19	Laura Sizemore White & Case LLP 5 Old Broad Street London EC2N 1DW +44 20 7532 1340	Elliott M. Smith White & Case LLP 1221 Avenue of the Americas New York, NY 10020 (212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Marti” or the “Company”), to purchase for cash up to 14,437,489 of its outstanding Warrants (as defined below) to purchase Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a price of $0.10 per Warrant, without interest (the “Offer Purchase Price”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 21, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal and Consent (as amended or supplemented from time to time, the “Letter of Transmittal and Consent”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

Concurrently with the Offer, the Company is also soliciting consents from holders of its outstanding Warrants to amend the Warrant Agreement, dated as of July 8, 2021, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”) (as may be amended, the “Warrant Agreement”), which governs all of the Warrants, to permit the Company to redeem each outstanding Warrant for $0.07 in cash, without interest (the “Redemption Price”), which Redemption Price is 30% less than the Offer Purchase Price (the “Warrant Amendment”).

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least a majority of the outstanding Public Warrants (as defined below) is required to approve the Warrant Amendment as it relates to the Public Warrants and the consent of a majority of the outstanding Private Warrants (as defined below) is required to approve the Warrant Amendment as it relates to the Private Warrants. Holders of Public Warrants and Private Warrants may not consent to the Warrant Amendment without tendering their Public Warrants and Private Warrants in the Offer, and such holders may not tender their Public Warrants and Private Warrants without consenting to the Warrant Amendment.

This Schedule TO relates only to the Company’s offer to purchase its outstanding Warrants. It is not an offer to purchase the Company’s outstanding Ordinary Shares. Whether or not the Offer is consummated and any non-tendered Warrants are redeemed, the Company’s Ordinary Shares will remain outstanding, listed on the NYSE American, and the Company will remain an SEC registrant following the consummation of the Offer.

This Schedule TO is intended to satisfy the reporting requirements of Rules 13e-3 and 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Purchase and the related Letter of Transmittal and Consent, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in response to all of the items of this Schedule TO as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and address: The name of the subject company is Marti Technologies, Inc. (formerly known as Galata Acquisition Corp.), an exempted company incorporated with limited liability under the laws of the Cayman Islands. The address of its principal executive office is Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, and its telephone number is +0 (850) 308 34 19.

(b) Securities: The subject class of securities consists of the following outstanding Warrants of the Company:

•	Warrants to purchase Ordinary Shares, which were publicly issued and sold as part of the units in the initial public offering of the Company in July 2021 (the “IPO”), and which entitle such warrant holders to purchase one Ordinary Share at an exercise price of $11.50, subject to adjustments (the “Public Warrants”); and

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•	Warrants to purchase Ordinary Shares, which were privately issued and sold in connection with the IPO pursuant to an exemption from registration under the Securities Act of 1933, as amended, and which entitle such warrant holders to purchase one Ordinary Share at an exercise price of $11.50, subject to adjustments (the “Private Warrants” and together with the Public Warrants, the “Warrants”).

As of November 21, 2023, there were 7,187,489 Public Warrants outstanding and 7,250,000 Private Warrants outstanding. Any and all of the Public Warrants and Private Warrants are eligible to be tendered pursuant to the Offer. All Warrants that are validly tendered and accepted for exchange will be retired and cancelled.

(c) Trading market and price: The information set forth under “The Offer and Consent Solicitation, Section 5. Price Range of Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(d) Dividends: The Company has not paid any dividends in respect of the issued shares of the Company in the past two years. There are no restrictions on the Company’s current or future ability to pay dividends, except as follows. As a Cayman Islands exempted company, the Company must comply with the provisions of the Cayman Islands Companies Act (As Revised) regulating the payment of dividends and making distributions from either profit or share premium. Even if the Company has sufficient profit or share premium, it may not declare or pay a dividend, or make a distribution out of profit or share premium, if there are reasonable grounds for believing that the Company is, or would after the payment be, unable to pay its liabilities as they become due in the ordinary course of business.

(e) Prior public offerings: On July 13, 2021, the Company consummated the initial public offering of 12,500,000 units of the Company, generating gross proceeds of $125,000,000. Also on July 13, 2021, the underwriters notified the Company of their exercise of the over-allotment option in full and purchased 1,875,000 additional units of the Company at $10.00 per unit, generating gross proceeds of $18,750,000, which over-allotment option closed on July 15, 2021. The Company generated an aggregate amount of $146,625,000 from the net proceeds of the sale of its units in the IPO and the Private Warrants in the private placement. Each unit consisted of one Ordinary Share and one-half of one Public Warrant. Prior to exercising their redemption rights with respect to the Ordinary Shares, holders of the units were required to elect to separate the units into underlying Ordinary Shares and Public Warrants.

(f) Prior securities purchases: None.

Item 3. Identity and Background of Filing Person.

(a) Name and address: Marti is the subject company and the filing person. The business address and telephone number of Marti are set forth under Item 2(a) above. Marti’s internet address is ir.marti.tech. Unless expressly stated otherwise, the information contained on its website or connected to its website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO.

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: c/o Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, and the telephone number for each such person is +0 (850) 308 34 19.

Name	Position

Oguz Alper Öktem	Chief Executive Officer, Chairperson and Director

Cankut Durgun	President and Director

Cem Yasar Ozey	Chief Financial Officer

Yousef Hammad	Director

Daniel Freifeld	Director

Kerry Healey	Director

Douglas Lute	Director

Agah Ugur	Director

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The information set forth in “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

(b) Business and background of entities: Not applicable.

(c) Business and background of natural persons: The information set forth in “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase regarding the Company’s directors and executive officers is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material terms: The information set forth under the following headings in the Offer to Purchase is incorporated herein by reference.

“Summary Term Sheet”

“Special Factors, Section 1. Purpose of the Offer”

“Special Factors, Section 2. Fairness of the Transaction”

“Special Factors, Section 3. Effects of the Transaction on the Market for the Public Warrants”

“Special Factors, Section 4. Interests of Directors and Executive Officers”

“Special Factors, Section 5. Material U.S. Federal Income Tax Considerations”

“The Offer and Consent Solicitation, Section 1. General Terms”

“The Offer and Consent Solicitation, Section 2. Procedure for Tendering Warrants”

“The Offer and Consent Solicitation, Section 3. Withdrawal Rights”

“The Offer and Consent Solicitation, Section 4. Acceptance of Warrants and Payment of Offer Purchase Price”

“The Offer and Consent Solicitation, Section 5. Price Range of Public Warrants”

“The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses”

“The Offer and Consent Solicitation, Section 7. Information Concerning Marti Technologies, Inc.”

“The Offer and Consent Solicitation, Section 8. Plans, Proposals, or Negotiations”

“The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities”

“The Offer and Consent Solicitation, Section 10. Conditions; Termination; Waivers; Extensions; Amendments”

“The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors”

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“The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager”

“The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous”

(b) Purchases: The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(c) Different terms: None.

(d) Appraisal rights: Holders of the Warrants are not entitled to any appraisal rights or any other similar rights with respect to the Offer.

(e) Provisions for unaffiliated security holders: None.

(f) Eligibility for listing or trading: Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(a) Transactions: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated by reference.

(b) Significant corporate events: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(c) Negotiations or contacts: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(d) Agreements involving the subject company’s securities: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Use of the securities acquired: The Warrants tendered will be retired and cancelled by the Company.

(c) Plans: The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 3. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(1) None.

(c)(2) None.

(c)(3) None.

(c)(4) None.

(c)(5) None.

(c)(6) The information set forth under “The Offer and Consent Solicitation, Section 8. Plans, Proposals or Negotiations” and “Special Factors, Section 3. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference.

(c)(7) The information set forth under “Special Factors, Section 3. Effects of the Transaction on the Market for the Public Warrants” in the Offer to Purchase is incorporated herein by reference.

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(c)(8) None.

(c)(9) None.

(c)(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of funds: The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b) Conditions: None.

(c) Expenses: The information set forth under “The Offer and Consent Solicitation, Section 6. Source and Amount of Funds; Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(d) Borrowed funds: Not Applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership: The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b) Securities transactions: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” and “The Offer and Consent Solicitation, Section 12. The Depositary, Information Agent and Dealer Manager” in the Offer to Purchase is incorporated herein by reference. None of the Company, its directors, officers or employees, nor Continental Stock Transfer & Trust Company, the depositary for the Offer, Morrow Sodali LLC, the information agent for the Offer, nor Cantor Fitzgerald & Co., the dealer manager for the Offer, is making any recommendation as to whether holders of Warrants should tender their Warrants and consent to the Warrant Amendment. Holders of Warrants must make their own decision as to whether to tender some or all of their Warrants and consent to the Warrant Amendment.

(b) Employees and corporate assets: The information set forth under “The Offer and Consent Solicitation, Section 9. Transactions and Agreements Concerning the Company’s Securities” in the Offer to Purchase is incorporated herein by reference.

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Item 10. Financial Statements.

(a) Financial information: Not applicable.

(b) Pro forma information: Not applicable.

Item 11. Additional Information.

(a) Agreements, regulatory requirements and legal proceedings: The information set forth under “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

(b) Not applicable.

(c) Other material information: The information set forth under “Summary Term Sheet”, “The Offer and Consent Solicitation, Section 11. Forward-Looking Statements; Risk Factors” and “The Offer and Consent Solicitation, Section 13. Additional Information; Miscellaneous” in the Offer to Purchase is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that it may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act, and prior to the expiration of the Offer, to the extent required by Rule 13e-4(d) (2) of the Exchange Act.

Item 12. Exhibits.

(a) Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase and Consent Solicitation, dated November 21, 2023.

(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2023.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 21, 2023.

(a)(2)-(4)	Not Applicable

(a)(5)(i)	Press Release, dated November 21, 2023, announcing cash tender offer for Marti Technologies, Inc. warrants.

(b)	Not Applicable

(d)(1)	Warrant Agreement, dated July 8, 2021, between Marti Technologies, Inc. and Continental Stock Transfer & Trust Company, as warrant agent. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on July 14, 2021).

(d)(2)	Form of Public Warrant Tender and Support Agreement.

(d)(3)	Form of Private Warrant Tender and Support Agreement.

(d)(5)	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-40588) filed with the SEC on August 1, 2022).

(d)(6)	Convertible Note Subscription Agreement, dated as of May 4, 2023, by and between the Company and Callaway Capital Management LLC (incorporated by reference to Exhibit 4.9 to the Company’s Form 20-F (File No. 001-40588), filed with the SEC on July 14, 2023).

(d)(7)	Form of Convertible Note Subscription Agreement (incorporated by reference to Annex C to the Company’s Registration Statement on Form F-4 (File No. 333-269067) filed with the SEC on June 12, 2023).

(g)	Not Applicable

(h)	Not Applicable

107	Filing Fee Table

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(b) Filing Fee Exhibit

Filing Fee Table.

Item 13. Information Required by Schedule 13E-3.

I.	Purposes, Alternatives, Reasons and Effects

(a) Purposes: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(b) Alternatives: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(c) Reasons: The information set forth under “Special Factors, Section 1. Purpose of the Offer” in the Offer to Purchase is incorporated herein by reference.

(d) Effects: The information set forth under “Special Factors, Section 3. Effects of the Transaction on the Market for the Public Warrants” and “Special Factors, Section 5. Material U.S. Federal Income Tax Considerations” in the Offer to Purchase is incorporated herein by reference.

II.	Fairness of the Transaction.

(e) Fairness: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(f) Factors considered in determining fairness: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(g) Approval of security holders: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(h) Unaffiliated representative: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(i) Approval of directors: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(j) Other offers: Not applicable.

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III.	Reports, Opinions, Appraisals and Negotiations.

(a) Report, opinion or appraisal: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(b) Preparer and summary of the report, opinion or appraisal: The information set forth under “Special Factors, Section 2. Fairness of the Transaction” in the Offer to Purchase is incorporated herein by reference.

(c) Availability of documents: Not applicable.

IV.	The Solicitation or Recommendation.

(a) Intent to tender or vote in a going-private transaction: The information set forth under “Summary Term Sheet — Participation by Executive Officers and Directors” and “Special Factors, Section 4. Interests of Directors and Executive Officers” in the Offer to Purchase is incorporated herein by reference.

(b) Recommendations of others: The information set forth under “The Offer and Consent Solicitation, Section 1.C. General Terms, Board Approval of the Offer; No Recommendation; Holder’s Own Decision.” in the Offer to Purchase is incorporated herein by reference.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: November 21, 2023

MARTI TECHNOLOGIES, INC.

By:	/s/ Oguz Alper Öktem
Name:	Oguz Alper Öktem
Title:	Chief Executive Officer

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